February 8, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Tim Buchmiller, Esq.
Senior Attorney

Re:	Cantel Medical Corp. (the “Company”)
Form 10-K for the Year Ended July 31, 2007
Filed October 15, 2007
File No. 001-31337

Dear Mr. Buchmiller:

This letter is in response to your comment letter dated January 31, 2008 related to the above referenced Annual Report of the Company on Form 10-K.

You requested that we amend our filing to disclose the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures. Reference was made to Item 9A of Form 10-K and Item 307 of Regulation S-K.

In response to your request, we will delete the first paragraph of Item 9A in our Form 10-K and replace it with the following:

“Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of July 31, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were, as of the end of the period covered by this report, effective and designed to ensure that material information relating to the Company , including our consolidated subsidiaries, required to be disclosed in our SEC reports is (i) recorded, processed, summarized and reported within the time periods specified by the SEC and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.”

We believe that the foregoing disclosure is responsive to your comment. Given the limited scope of your comments, we respectively request permission to include the new disclosure in our next quarterly report on Form 10-Q (for the quarter ended January 31, 2008) rather than amending our Form 10-K.

The Company acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned to discuss this response to your comment letter.

Very truly yours,

/s/ Eric W. Nodiff

cc: Gabriel Eckstein, Esq.